Mail Stop 4561

December 3, 2008

Mr. Eliron Yaron
Chairman
Shelron Group, Inc.
29 Broadway
New York, NY 10006

       Re: **Shelron Group, Inc.**
              Form 10-KSB/A For the Fiscal Year Ended December 31, 2007
              File No. 000-31176

Dear Mr. Yaron:

      We have completed our review of your Form 10-KSB and amendments and have no further comments at this time on the specific issues raised.

                      Sincerely,

                      Christine Davis
                      Assistant Chief Accountant

cc: Paul Goodman
        Cyruli Shanks Hart & Zizmor, LLP
        Via Facsimile at 212-661-5350